UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-116590

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		January 1, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Typed Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Mueller Water Products, Inc. Full Name of Registrant
Mueller Holdings (N.A.), Inc. Former Name if Applicable
500 West Eldorado Street Address of Principal Executive Office (Street and Number)
Decatur, IL 62522-1808 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Mueller Water Products, Inc. (formerly, Mueller Holdings (N.A.), Inc.) (the "Company") is unable to file by the prescribed due date the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 without unreasonable effort or expense because the Company has not been able to complete the preparation of its financial statements for the fiscal year ended September 30, 2004.

        As previously reported, on January 27, 2005, the Company determined to restate its financial statements for fiscal years 2002 and 2003 and interim periods in fiscal year 2004 as part of the Company's Annual Report on Form 10-K for 2004 and that the Company's previously published financial statements should not be relied upon. In addition, on January 27, 2005, Tom Fish was appointed interim Chief Financial Officer of the Company.

        The Company expects that completion of the financial statements and annual report by the Company will continue to be delayed to permit Mr. Fish to review and approve the Company's work to-date and be in a position to certify the financial statements as required by the Sarbanes-Oxley Act. At the time of or shortly after the Company's annual financial statements and corresponding Annual Report on Form 10-K for the fiscal year ended September 30, 2004 are completed and filed, the Company anticipates it will file its Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005. The Company expects that it will be in a position to file the annual report and quarterly report by March 31, 2005, but there can be no assurances that the financial statements will be completed by such date.

        The failures to file the quarterly report and the annual report by the prescribed due dates constitute a default under the indenture governing the Company's outstanding senior discount notes. In addition, the failures by the Company's principal operating subsidiary, Mueller Group, Inc., to file its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q by the prescribed due dates constitute a default under the indentures governing Mueller Group's outstanding senior and senior subordinated notes. If the defaults under the Company's and Mueller Group's indentures are not remedied after delivery of a notice of default and a lapse of the relevant grace period, the holders of the Company's and Mueller Group's notes would be able to declare the notes immediately due and payable and the lenders of Mueller Group's senior credit facility would be able to declare the loans immediately due. Default under Mueller Group's senior credit facility would prevent Mueller Group from borrowing under the credit facility. As previously reported, Mueller Group has obtained a waiver under its senior credit facility until March 31, 2005 to file its annual and quarterly reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Walter Smith (Name)	217 (Area Code)	425-7320 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mueller Water Products, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 15, 2005	By:	/s/ Dale B. Smith
Name: Dale B. Smith Title: President and Chief Executive Officer